Exhibit 99.3

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log - on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on November 18, 2026. CONTROL # VOTE BY MAIL Mark, sign and date your consent and return it in the envelope we have provided to 18 Lafayette Place, Woodmere, NY 11598. VOTE BY E - MAIL Mark, sign and date your proxy card and send it to vote@vstocktransfer.com . ATTEND THE MEETING If you would like to vote in person, please attend the Annual General Meeting of Shareholders to be held on November 20 , 2026 at 10 : 30 a . m . Hong Kong Time, at at 3 A, Hong Kong Spinners Industrial Building (Phase 1 & 2 ), No . 800 , Cheung Sha Wan Road, Kowloon, Hong Kong . Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Annual General Meeting of Shareholders - J - Long Group Limited DETACH CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL LISTED PROPOSALS. Proposal One : RESOLVED AS AN ORDINARY RESOLUTION THAT, the authorized share capital of the Company be and is hereby increased from US $ 51 , 000 consisting of 133 , 000 , 000 Class A ordinary shares of US $ 0 . 000375 each (the "Class A Ordinary Shares") and 3 , 000 , 000 Class B ordinary shares of US $ 0 . 000375 each (the "Class B Ordinary Shares") to US $ 825 , 000 consisting of 2 , 000 , 000 , 000 Class A Ordinary Shares of US $ 0 . 000375 each and 200 , 000 , 000 Class B Ordinary Shares of US $ 0 . 000375 each by the creation of additional 1 , 867 , 000 , 000 Class A Ordinary Shares and additional 197 , 000 , 000 Class B Ordinary Shares (the "Increase of Authorised Share Capital") . Proposal Two : RESOLVED AS A SPECIAL RESOLUTION THAT the following proposed amendments (the "Proposed Amendments") to the existing second amended and restated memorandum and articles of association of the Company be and hereby are approved : (i)the rights of the Class B Ordinary Shares be varied such that each Class B Ordinary Share shall be entitled to thirty (30) votes ; and Class A Ordinary Shares shall continue to carry one (1) vote per share ; (ii) each Class B Ordinary Share be convertible into one (1) fully paid Class A Ordinary Share at the option of the holder thereof, at any time after issue and without the payment of any additional sum ; and Class A Ordinary Shares are not convertible into any Class B Ordinary Shares under any circumstances ; (iii) the notice period of any general meeting of the Company (including an annual general meeting) be changed from at least 10 clear days to at least 5 clear days ; (iv) the provisions in the articles of association of the Company in connection with the record date for the purposes of holding general meetings and payment of dividend and other distribution be amended as set out in the Amended M&A (as defined below) ; (v)the provisions in the articles of association of the Company in connection with the written resolutions of the shareholders of the Company be amended so that a written ordinary resolution may be signed by the requisite majority as set out in the Amended M&A ; and (vi) new provisions for exclusive jurisdiction in respect of disputes in connection with the Company on the terms set out in the Amended M&A be approved . Proposal Three : RESOLVED AS A SPECIAL RESOLUTION THAT subject to and conditional upon the approval of the shareholders of the Company for the Increase of Authorised Share Capital and the Proposed Amendments, the third amended and restated memorandum and articles of association of the Company (the "Amended M&A"), as set forth in Annex A to the notice of annual general meeting and the proxy statement be and hereby is approved and adopted with immediate effect, in substitution for, and to the exclusion of, the existing second amended and restated memorandum and articles of association of the Company . Proposal Four : RESOLVED AS AN ORDINARY RESOLUTION THAT subject to and conditional upon the approval for the Increase of Authorised Share Capital, the Proposed Amendments and the adoption of the Amended M&A, any one or more of the directors (the "Directors") and officers of the Company be and is hereby authorized to do all such acts and things and execute and deliver all such documents, which are ancillary to the Increase of Authorised Share Capital, the Proposed Amendments and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions ; the registered office service provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Increase of Authorised Share Capital, the Proposed Amendments, the adoption of the Amended M&A, and the passing of the foregoing resolutions . FOR AGAINST ABSTAIN Proposal Five : RESOLVED AS AN ORDINARY RESOLUTION THAT the chairman of the annual general meeting of the Company (the "AGM") be and hereby is authorized to adjourn the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the AGM, there are not sufficient votes to approve Proposals 1 to 4 above . Date Signature Signature, if held jointly Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as a executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999

J - LONG GROUP LIMITED Proxy for the Annual General Meeting of Shareholders TO BE HELD ON NOVEMBER 20, 2026 10:30 a.m. Hong Kong Time Proxy Material for this Meeting is available online at: https://ts.vstocktransfer.com/irhlogin/J - LONG DETACH CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I/We, * (Name) of (Address) being the registered holder(s) of J - Long Group Limited (the “Company”), hereby appoint the Chairman of the Annual General Meeting of Shareholders or of as my/our proxy to attend and act for me/us at the Annual General Meeting of Shareholders and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit . If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Annual General Meeting of Shareholders or” and insert the name and address of the proxy desired in the space provided . A member who is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead . ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT . IMPORTANT : IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “FOR . ” IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “AGAINST . ” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN . ” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion . Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting . Electronic Delivery of Future Proxy Materials . If you would like to reduce the costs incurred by J - Long Group Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet . To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years . Email Address : PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and to be signed on Reverse Side)